FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                            For the month of March


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



Media Information                                                 31 March 2006


      BG Group achieves 100% success in Norway's 19th Licensing Round

BG Group welcomes today's announcement that it has been awarded eight new licences in the Norwegian 19th Licensing Round. BG Group will be operator in five of these licences and is the most successful company of all the applicants in this round.

The awards cover five licences in the Norwegian Sea and three licences in the Barents Sea.

Today's announcement maintains BG's record of being awarded acreage with every application it has made in licensing rounds since its entry into the Norwegian Continental Shelf in 2003.

Mark Carne, BG Group Executive Vice President and Managing Director Europe and Central Asia said:

"We are delighted by today's awards that allow us to continue our investment and expansion within the Norwegian Continental Shelf.

"Since our entry into Norway we have been awarded or acquired interests in 23 licences, and in 13 of these we are now the operator. This is a remarkable achievement in such a short space of time.

"Today's awards mark a 100 per cent success rate for our applications in the 19th round. This is clear reward for our exploration led growth strategy in the region to deliver exciting new opportunities.

"In this round we have been awarded operatorship in deep-water areas in the Norwegian Sea, and we are expanding, also as operator, into the Barents Sea, which is a new and challenging area for us."

The licence awards are as follows:

Barents Sea -

PL 396 (BG 70% (op))
PL 395 (BG 30%)
PL 393 (BG 20%)

Norwegian Sea

PL392 (BG 20%)
PL 391 (BG 40% (op))
PL 390 (BG 70% (op))
PL 388 (BG100%(op))
PL 372 BS (BG70% (op))

 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2005.

Notes to Editors:

BG Group plc is a global natural gas business. Active on five continents in over 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.

In December 2003, BG was selected for the operatorship - and 100 per cent ownership - in PL 297 in Norway's first Awards in Predefined Areas (APA) licensing round. Seismic was acquired over the blocks in 2004-05.

Since then the BG portfolio in Norway has grown as follows:

June 2004 - 18th Licensing Round, Norwegian Sea:

PL 324 (BG 30%, ENI (op), Chevron)
PL 325 (BG 30%, Chevron (op), ENI)

August 2004 - Transaction with Lundin, North Sea Play Extension:

PL 292 (BG 60% (op), Lundin)

November 2004 - Transaction with Paladin, North Sea Play Extension:

PL 143 (BG 30%, ConocoPhillips (op), Talisman)
PL 143 CS (BG 20%, Talisman (op), DNO)
PL 298 (BG 20%, Talisman (op))

December 2004 - Two awards in APA (Awards in Predefined Areas) Licensing Round:

PL 335 (BG 52% (op), Lundin, Paladin, RWE)
PL 337 (BG 25%, Pertra (op))

July 2005 - Transaction with Statoil, Norwegian Sea:

PL 251 (BG 20%, Statoil (op), Shell)

November 2005 - Transaction with DONG, North Sea:

PL 274 BS (BG 80% (op), DONG 20%)

December 2005 - Four awards in APA (Awards in Predefined Areas) Licensing Round:

PL373S (BG 45% (op), Revus, RWE, Idemitsu)
PL 372S (BG 70% (op), Revus)
PL374S (BG 45% (op), Revus, Petoro, Premier)
PL382 (BG 80% (op), Noreco)

                                    - ends -

Enquiries:

Communications                        +44 (0) 118 929 2462
Out of hours media mobile:            +44 (0) 791 718 5707

Investor Relations                    Chris Lloyd/Helen Parris/
                                      Kate Bingham
                                      +44 (0) 118 929 3025

Website: www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 31 March 2006                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary